November 15, 2006

Mail Stop 4561

Albert Barbusci
President and Chief Executive Officer
Dynasty Gaming, Inc.
759 Square Victoria, Suite 300
Montreal, Quebec
Canada H2Y 2J7

>   **Re: Dynasty Gaming, Inc.**
>   **Amendment No. 3 to Registration Statement on Form 20-F**
>   **Filed October 27, 2006**
>   **File No. 000-52126**

Dear Mr. Barbusci:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that Amendment No. 3 to the registration statement was improperly tagged in the EDGAR system as a "20-F." Please ensure that all subsequent amendments are correctly tagged as "20FR12G/A."

Trend Information, page 26

2.   We note your response to prior comment 11; however, your registration statement continues to reference reports by Bear Stearns and Datamonitor. Please provide us with

copies of the relevant sections of these reports that support the data in your registration statement. Alternatively, please omit the data from your disclosure.

Financial Statements

General

3. Please continue to monitor the updating requirements of Item 8.A.5 of Form 20-F and related Instructions to the referenced section.

Dynasty Gaming Inc as of December 31, 2005 and 2004

Auditors' Report, page F-15

4. We note your response to our prior comment 22 and the adjustments to your financial statements to classify your subsidiaries, MED, CHCI and CPC as discontinued operations. It is unclear whether these adjustments have been audited. Please have your auditors revise their report to indicate, if true, that the adjustments have been audited and the date on which audit work on these adjustments was completed. Also, explain to us how your accountants considered AU Section 530 of Codification of Statements on Auditing Standards in determining how to date their report.

Consolidated Statements of Cash Flows, page F-20

5. We have read and considered your response to our prior comment 24. You indicated that you presented U.S. GAAP cash flows statements along with the other Canadian GAAP financial statements. Please clarify to us whether Canadian GAAP allows you to follow another country's accounting standards (e.g., U.S. GAAP) for Canadian GAAP purposes.

6. It is still unclear how your presentation of cash flows from discontinued operations is consistent with U.S. GAAP, specifically, your presentation of cash flows from discontinued operations outside of cash flows from operating, investing and financing activities. Please revise your presentation to combine cash flows from continuing operations and discontinued operations or tell us why your current presentation is appropriate.

14. Capital Stock

e) Business acquisition, page F-32

7. We have read and considered your response to our prior comment 23. We are still unclear how you determined that value obtained in the April 29, 2005 private placement was the best indicator of the cost of acquiring Mahjong Systems Limited and Mahjong Development Inc. Please tell us the quoted market price of your stock on the date of

acquisition, and why the quoted price is not an appropriate indicator of the fair value of your stock. Cite any relevant accounting guidance in your response.

Note 21 Commitment, page F-38

8.   Please explain to us your basis for removing the disclosures relating to lease commitments and contingencies that were included in notes 21 and 24 in your prior filing. If they related to the subsidiaries classified as discontinued operations in the current filing, please explain to us how you considered the guidance in Question 2 of SAB Topic 5.Z.5.

9143-3250 Quebec Inc. and Mahjong Systems Limited

Auditors' Report, page F-46 and F-56

9.   We noted that your accountants changed the date of their report with respect to note seven (9143-3250 Quebec Inc.) and note six (Mahjong Systems Limited). Please explain to us the basis for the dual dating of the accountants' reports and how your accountants considered AU Section 530 of Codification of Statements on Auditing Standards.

Consolidated Financial Statements

10.   We have read and considered your response to comment 25. Please explain to us how you considered the requirement that the financial statements of acquired and to be acquired foreign businesses under Rule 3-05 of Regulation S-X must comply with the age of financial statement requirements at the time of effectiveness of the registration statement. Interim financial statements for the period preceding the acquisition date may not be omitted on the basis that the acquisition occurred during the first 9 months of the current year. However, the financial statements generally need not be updated if the omitted period is less than 6 months, and the acquired business does not prepare quarterly financial statements under its home-country reporting requirements.

Unaudited Pro Forma Consolidated Statement of Operations – Dynasty Gaming Inc., page F-61

11.   We have read and considered your response to comment 29. Please refer to Rule 11-02 of Regulation S-X and revise the pro forma information to address the following comments:

- As previously requested, please disclose the accounting treatment used to record the acquisitions for both Canadian GAAP purposes and reconciliation to U.S. GAAP, which we assume is the purchase method.

- The historical statement of operations used in the pro forma financial information should be based on the latest fiscal year included in the filing as presented on page F-18 and only the portion of that statement through "net loss from continued operations."

- Disclose the period for which the results of operations of the acquired entities are included in the historical consolidated statement of operations.

- Explain the basis for not including amortization of purchase adjustments including, but not limited to, amortization of deferred gaming software development costs.

Exhibit 15.1 - Consent of Independent Registered Public Accounting Firm

12.   We noted several inconsistencies between the accountants' consent and their reports. Please revise as appropriate to address the following apparent conflicts:

- Clarify that the audit report on the financial statements of Dynasty Gaming, Inc. covers fiscal year 2003 as well.

- Revise the date of the audit reports on the financial statements of 9143-3250 Quebec Inc. and Mahjong Systems Limited referenced in the consent (i.e., March 11, 2006) to be consistent with the date of the auditors' reports (i.e., March 11, 2005).

- Clarify that the periods covered by the auditors' reports on the financial statements of 9143-3250 Quebec Inc. and Mahjong Systems Limited are from inception to, rather than the year ended, December 31, 2004.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz, Accountant, at 202-551-3438 or Jorge Bonilla Senior Staff Accountant, at 202-551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Richard A. Friedman
        Sichenzia Ross Friedman Ference LLP (via fax)